WPN Resources Ltd

FILE No. 82-2418
Rule 12g3-2 (b)

~~Grove Energy Limited~~

RECEIVED
2004 SEP 28 P 1:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: September 20, 2004

NEWS RELEASE

D-14 Appraisal Well Update

Vancouver, B.C. Grove Energy Limited is pleased to announce the progress of the D-14 appraisal well on the Petisovci - Dolina Field in eastern Slovenia.

The well was spudded on August 30, 2004 and has reached a depth of 1,803 m. 244.5 mm (9 5/8 inch) intermediate casing has now been set and cemented. Grove anticipates resuming drilling operations on Tuesday September 21, 2004 to a planned total depth of 2,950 m. Total depth is expected to be reached in approximately 7 days at which time Grove will run electric wireline logs and core to evaluate the multiple target Reservoirs between 1,800 meters and total depth.

The D-14 well is being 100% funded by Grove as part of its Approved Work Program (AWP) obligations in respect of the Reservoirs. Upon the completion of the AWP, the respective interest of the partners in the Reservoirs will be:

Grove Energy	**48.75% ***
Loon Energy	10.50%
Nemmoco Petroleum	15.75%
Geoenergo	25.00%
Total	100.00%

04045147

SUPPL

* Grove holds a 3.65% interest on behalf of Petro Engineering (Overseas) Limited

Grove also intends to drill the Abbadesse exploratory well on the San Marco Concession in November 2004.

Grove Energy's primary focus is on exploration and development in South East Europe and the Mediterranean margin with and active exploration and appraisal program planned for 4th quarter 2004.

GROVE ENERGY LIMITED

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

Per "Glenn Whiddon"
GLENN R. WHIDDON, President

dw 9/28

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and on other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will

be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements include the potential that the Company's projects will experience technical and mechanical problems, geological conditions in the reservoir may not result in commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:
Glenn Whiddon, President
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
North America
Phone: +1 604 669 2099
Fax: +1 604 943 3716
Australia
Tel: +61(0)8 9322 2711
Fax" +61(0)8 9322 7577
E-Mail:office@groveenergy.com